RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

October 15, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: H. Roger Schwall

Re:	RAM Energy Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2009

Response Letter dated September 11, 2009

File No. 000-50682

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of October 1, 2009 regarding the annual report on Form 10-K of RAM Energy Resources, Inc. (the “Company”) for its fiscal year ended December 31, 2008 filed March 12, 2009, the Definitive Proxy Statement on Schedule 14A of the Company filed April 2, 2009 and the Response Letter dated September 11, 2009. With respect to the comments, you are advised as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

Supplementary Oil and Natural Gas Reserve Information, page 69

1.

We have reviewed your response to prior comment one of our letter dated August 27, 2009, regarding your progress in developing proved reserves. Please understand that there is no “grandfathering” for any portion of the new reserve rules. The five-year time interval to be considered is from the first booking of proved undeveloped reserves until development will begin, without regard to the date that the new rules first go into effect. Please contact us by telephone if you require further clarification or guidance.

Effective with our December 31, 2009 Form 10-K we will comply with the new oil and gas disclosure rules, which require scheduling the drilling of proved undeveloped reserve quantities within five years of the date of first booking of such proved undeveloped reserves.

Reserve Reports

Ascent Energy – Forrest A. Garb & Associates; Williamson Petroleum Consultants

2.

We have reviewed your response to prior comment two, concerning various properties in the Ascent Energy reserve report with which negative undiscounted cash flows are associated in the reserve report. You indicate that there were some properties exhibiting negative discounted cash flows, which you did not expect to cover the capital investment. We had referred to properties in your reserve report that showed negative undiscountedcash flows, rather than discounted cash flows as you state. If you are unable to explain how these quantities meet the definition of proved reserves it may be necessary to remove these quantities from your reported total proved reserves at December 31, 2008. Please provide us with the total net proved oil and gas reserves that are attributed to these properties. We reissue prior comment two.

We have determined that the properties exhibiting negative undiscounted cash flows should have been excluded from the reserve report as such properties were not economical at the December 31, 2008 spot price. The impact on the December 31, 2008 reserve report and the reserve information included in the 2008 Form 10-K is reflected in the table below.

	As Reported	Change	Corrected	% Change

Reserve report effect:
Proved reserves (MBoe)	36,196	(1,427)	34,769	-3.9%
Undiscounted cash flows ($ thousands)	623,411	12,849	636,260	2.1%
PV-10 value ($ thousands)	311,385	10,746	322,131	3.5%

The impact on the March 31, 2009 reserve report is reflected in the table below.

	As Reported	Change	Corrected	% Change

Reserve report effect:
Proved reserves (MBoe)	35,110	(2,705)	32,405	-7.7%
Undiscounted cash flows ($ thousands)	534,594	23,729	558,323	4.4%
PV-10 value ($ thousands)	260,753	21,033	281,786	8.1%

We believe the impact on the financial statements and reserve reports as of December 31, 2008 and March 31, 2009 is immaterial and therefore restatements of the Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the period ended March 31, 2009 are not required. Please refer to the SAB 99 materiality memo for management’s analysis and discussion of the quantitative and qualitative factors impacting materiality which we are providing as supplemental information.  The information set forth herein and in the attached SAB 99 materiality memo is furnished and not filed under the rules and regulations of the Securities Exchange Act of 1934, as amended.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By /s/ G. Les Austin
G. Les Austin,
Senior Vice President and Chief Financial Officer

RAM ENERGY RESOURCES, INC.

CONFIDENTIAL INTEROFFICE MEMORANDUM

TO:	FILES

FROM:	G. LES AUSTIN

SUBJECT:	RAM ENERGY RESOURCES, INC. SAB 99 ASSESSMENT OF MATERIALITY RELATING TO ERROR IN RESERVE REPORTS

DATE:	OCTOBER 15, 2009

CC:

The Company’s estimate of proved reserves for the year ended December 31, 2008 overstated proved reserves by approximately 1.4 million barrels of oil equivalent (“BOE”) and understated the future net revenues from proved oil and natural gas properties discounted at 10% (“PV 10”) by $10.7 million, resulting in an overstatement of impairment expense, depletion expense and tax benefit on the Company’s financial statements. Additionally, the internal reserve report used to calculate the March 31, 2009 impairment expense overstated reserves by approximately 2.7 million BOE and understated the PV 10 by $21.0 million. The error in the proved reserve estimates was primarily due to certain uneconomical properties not being excluded from the estimate of reserves. The Company assessed the impact of the errors in the estimate of reserves on the financial statements for the periods ended December 31, 2008 and March 31, 2009 to determine if the impact was material and therefore whether a restatement of the previously filed financial statements was required. The Company concluded the financial statements for the periods ended December 31, 2008 and March 31, 2009 did not materially misstate the reported results and that a restatement of prior period financial statements was not required. The assessment of materiality was provided to the Audit Committee of the Company’s Board of Directors for review and the Audit Committee agreed with the conclusions reached by management. Additionally, the materiality assessment was reviewed with the Company’s external auditors, UHY LLP, and the external auditors agreed with the conclusions reached by management.

The assessment of materiality was prepared to consider both quantitative and qualitative factors to determine if the magnitude of the overstatement of reserve quantities, overstatement of impairment expense, overstatement of tax benefit, and overstatement of depletion expense was such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item. Data included in the assessment of materiality included the following:

Quantitative Assessment

December 31, 2008:

	As Reported	Change	Corrected	% Change

Reserve report effect:
Proved reserves (MBoe)	36,196	(1,427)	34,769	-3.9%
Undiscounted cash flows ($ thousands)	623,411	12,849	636,260	2.1%
PV-10 value ($ thousands)	311,385	10,746	322,131	3.5%

Statement of Cash Flow effect ($ thousands):
Net Cash Provided by operating activities	$ 74,454	$ -	$ 74,454	0.0%

Income statement effect ($ thousands):
Asset impairment charge	$ 282,465	$(12,825)	$ 269,640	-4.5%
Income tax benefit	$ (96,389)	$ 4,656	$ (91,733)	-4.8%
Net loss	$ 138,072	$ (8,169)	$ 129,903	-5.9%

The Company also assessed the impact of the overstatement of reserve estimate quantities and the understatement of PV 10 on the Company’s financial statements for the period ended March 31, 2009, assuming no restatement was made to the financial statements for the period ended December 31, 2008. Data used to assess materiality of the financial statement adjustments for the three month period ended March 31, 2009 included the following:

March 31, 2009:

	As Reported	Change	Corrected	% Change

Reserve report effect:
Proved reserves (MBoe)	35,110	(2,705)	32,405	-7.7%
Undiscounted cash flows ($ thousands)	534,594	23,729	558,323	4.4%
PV-10 value ($ thousands)	260,753	21,033	281,786	8.1%

Statement of Cash Flow effect ($ thousands):
Net Cash Provided by operating activities	$ 3,165	$ -	$ 3,165	0.0%

Income statement effect ($ thousands):
Asset impairment charge	$ 58,929	$(24,803)	$ 34,126	-42.1%
Income tax benefit	$ (24,036)	$ 9,004	$ (15,032)	-37.5%
Net loss	$ 38,093	$(15,799)	$ 22,294	-41.5%

The Company also assessed the impact of the restatement of reserves and restatement of the financial statements on depletion rates and determined the impact on the income statement for depletion expense was a reduction of $0.2 million or less than 1% for the year ended December 31, 2008 and a reduction of $0.7 million or less than 8% for the three months ended March 31, 2009. The Company calculated depletion for the three months ended June 30, 2009 based on the mid-year reserve update, which did not include uneconomical properties. Therefore, depletion rates subsequent to March 31, 2009 are not impacted by the reserve estimate quantity errors.

Qualitative Assessment

•

The Company believes that investors in the oil and gas exploration and production industry primarily focus on reserve values and widely followed operating performance measures such as cash flow from operations and certain non-GAAP measures which adjust net income or net loss to exclude certain financial measures such as depletion and impairment charges and pay little attention to net earnings. The Company follows the full cost method of accounting for oil and natural gas operations. However, numerous oil and natural gas companies follow the successful efforts method of accounting for oil and natural gas operations. Calculations of depletion and impairments for oil and gas exploration and production companies under the different accounting methods can result in significantly different results. Additionally, the different accounting methods can result in other significant differences in costs capitalized and costs expensed. The Company believes investors do not consider net income as one of the primary measures of performance of oil and gas companies. Therefore, the Company believes these errors or correction of errors in reserve estimates and the non-cash measures of depletion and impairment expense would not result in a significant positive or negative market reaction.

•

PV 10 values used to determine the Company’s impairment expense were understated by $10.7 million, or 3%, at December 31, 2008 and by $21.0 million, or 8%, at March 31, 2009. There are numerous uncertainties inherent in estimating quantities of proved reserves and the related PV 10. Therefore, the PV 10 values are not precise and the actual quantities and values of reserves recovered will differ significantly from the estimates of reserves. For example, small changes in the financial measures estimated in the calculation of reserves could impact PV 10 and therefore impact the amount of impairment expense recognized. The Company evaluated changes in assumptions of prices, future development costs and lease operating costs at December 31, 2008 to illustrate the degree of imprecision and determined the following:

o	An increase of 5% in product price assumptions increased PV 10 by $31.3 million.
o	A decrease of 5% in future development costs assumptions increased PV 10 by $6.5 million.
o	A decrease of 5% in lease operating costs assumptions increased PV 10 by $8.0 million.

The Company believes readers of oil and gas company financial statements understand the uncertainties inherent in estimating reserves and understand other measurements which use reserve estimates, such as impairment expense, are not precise.

•

Depletion rates are calculated based on the estimates of reserves and therefore are not precise measurements. In addition, the impact on the Company’s future depletion rate by not restating our financial statements for the reduction in impairment will not be significant. Therefore, the Company’s ongoing depletion expense will not be significantly different from what it would be if the Company were to restate the financial statements for the periods ended December 31, 2008 and March 31, 2009.

•	The overstatement of net impairment expense did not impact compliance with regulatory requirements, loan covenants or other contractual requirements.

•	Prior to the period ended December 31, 2008, the Company had not recorded impairment expense. Therefore, the overstatement of impairment expense will not distort historical trends.

•	Restatement of the financial statements would result in a decrease in impairment expense and net loss, but a significant net loss would still remain.

The Company considered the above factors of materiality and possible delays in filing the Form 10-Q for the period ended September 30, 2009 with the Securities and Exchange Commission and concluded it’s not in the best interest of the Company’s investors to restate the Company’s previously filed financial statements. We believe this is truly an example of a quantitatively large error that is immaterial when considering all relevant qualitative factors.